KPMG LLP

345 Park Avenue

New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports, dated December 20, 2024, with respect to the financial statements of BNY Mellon Global Equity Income Fund and BNY Mellon International Bond Fund, each a series of BNY Mellon Investment Funds III, as of October 31, 2024, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information.

New York, New York February 25, 2025

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.